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                                 PHOTODISC, INC.
                          2013 FOURTH AVENUE, 4TH FLOOR
                            SEATTLE, WASHINGTON 98121


                                                               December __, 1997

Dear Fellow Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of PhotoDisc, Inc. ("PhotoDisc"), which will be held on Friday, January 16, 1998, at 10:00 a.m., local time, at PhotoDisc's offices, 2013 Fourth Avenue, 4th Floor, Seattle, Washington 98121.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the merger (the "Merger") of PhotoDisc with Print Merger, Inc. ("Merger Sub"), a wholly-owned subsidiary of Getty Images, Inc., a Delaware corporation ("Getty Images"), pursuant to the terms and provisions of the Merger Agreement dated as of September 15, 1997 by and among PhotoDisc, Getty Images, Merger Sub and Getty Communications plc, a public limited company organized under the laws of England and Wales (the "Merger Agreement"). Under the terms of the Merger Agreement, PhotoDisc will become a wholly owned subsidiary of Getty Images. Each outstanding share of PhotoDisc common stock, par value $0.01 per share (the "PhotoDisc Common Shares") will be converted into the right to receive shares of Getty Images common stock, par value $0.01 per share (the "Getty Images Common Shares"), plus certain cash consideration. The consideration to be received by PhotoDisc shareholders and other aspects of the Merger are more completely described in the accompanying Prospectus of Getty Images, and a copy of the Merger Agreement is attached as Annex A thereto.

     PHOTODISC'S BOARD OF DIRECTORS BELIEVES THE MERGER IS IN THE BEST INTERESTS OF PHOTODISC AND ITS SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER.

     Approval of the Merger requires the affirmative vote of the holders of two-thirds of the issued PhotoDisc Common Shares and Series A Preferred stock, par value $0.01 per share (the "Series A Preferred Shares"), voting together as a single class. Eight holders of approximately __% of the currently outstanding PhotoDisc Common Shares and Series A Preferred Shares

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(approximately __% assuming the exercise of currently exercisable options and warrants to purchase PhotoDisc Common Shares held by persons other than such holders) have agreed with Getty Images that they will vote in favor of the Merger. As a result, adoption of the Merger by the PhotoDisc shareholders is assured.

     You should read carefully the accompanying Notice of Special Meeting of Shareholders and Prospectus of Getty Images for details of the Merger and additional related information.

     At the Special Meeting you will also be asked to consider and vote upon a proposal to approve the Getty Images, Inc. 1997 Stock Option Plan (the "1997 Plan"), which is more fully described in EXHIBIT A to the enclosed formal notice of the Special Meeting.

     Approval of the 1997 Plan requires the affirmative vote of holders of a majority of the outstanding PhotoDisc Common Shares and Series A Preferred Shares present in person or represented by proxy at the meeting voting together as a single class. You are urged to vote in favor of the 1997 Plan.

     Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope. If you attend the PhotoDisc Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation will be greatly appreciated.

                         Sincerely,



                         Mark Torrance
                         Chief Executive Officer


PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD USING THE ENCLOSED POSTAGE PRE-PAID ENVELOPE